Baker Botts L.L.P.	30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

April 3, 2012

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

  Re:
  Liberty Interactive Corporation
  Registration Statement on Form S-4

        On behalf of Liberty Interactive Corporation ("Liberty"), we enclose herewith for filing under the Securities Act of 1933, as amended, Liberty's Registration Statement on Form S-4 (the "Form S-4") relating to the registration of the following securities: (i) Liberty's proposed Series A Liberty Ventures common stock, par value $.01 per share (the "Series A Liberty Ventures common stock"), (ii) Liberty's proposed Series B Liberty Ventures common stock, par value $.01 per share (the "Series B Liberty Ventures common stock"), and (iii) transferable subscription rights to purchase shares of Series A Liberty Ventures common stock (the "Series A Rights").

        At a special meeting, Liberty's stockholders will be asked to consider and vote on a proposal to amend and restate Liberty's certificate of incorporation to create a new tracking stock to be designated the Liberty Ventures common stock and to make certain conforming changes to Liberty's existing Liberty Interactive common stock (the "recapitalization"). If this proposal is approved and certain other conditions are satisfied or, if applicable, waived, Liberty's board of directors has determined to distribute the newly created Liberty Ventures common stock and Series A Rights to the holders of Liberty Interactive common stock immediately following the recapitalization (the "distribution"). In a rights offering to be conducted following the distribution, each whole subscription right will entitle the holder thereof to acquire one share of Series A Liberty Ventures common stock at a subscription price to be determined following the distribution (together, with the recapitalization and the distribution, the "Transaction"). The Transaction is described in detail in the Form S-4 filed herewith.

        We have been advised that a filing fee in the amount of $90,267 has been paid in connection with the filing of the Form S-4 by wire transfer from Liberty's account at U.S. Bank in Denver to the Securities and Exchange Commission's account at U.S. Bank in St. Louis. U.S. Bank was instructed to note that Liberty's Central Index Key (CIK) is 0001355096.

        Should any questions arise with respect to these filings, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,
/s/ Renee L. Wilm
Renee L. Wilm
cc:
Liberty Interactive Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy